UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2004

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TECK COMINCO LIMITED
                                   (Registrant)



Date:    April 1, 2004             By:  /s/ KAREN L. DUNFEE
                                        ---------------------------------------
                                        Karen L. Dunfee
                                        Corporate Secretary

                              TECK COMINCO LIMITED
                               200 Burrard Street
                                  Vancouver, BC
                                     V6C 3L9


              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

         TAKE NOTICE that the Annual and Special Meeting of the Shareholders of TECK COMINCO LIMITED will be held in Waterfront Ballroom C, Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia, on Wednesday, the 28th day of April, 2004, at 11:00 a.m. Pacific Daylight Time, to:

         (a) receive the Annual Report of the Company containing the financial statements for the year ended December 31, 2003 and the report of the Auditor thereon;

         (b)      elect 14 Directors;

         (c) appoint the Auditor and authorize the Directors to fix the Auditor's remuneration;

         (d)      approve the Amendments to the 2001 Stock Option Plan; and

         (e) transact such other business as may properly come before the Meeting or any adjournment thereof. Notes:

1.       A copy of the Annual Report accompanies this Notice of Meeting.

2. A Management Proxy Circular and form of proxy accompanies this Notice of Meeting.

         Registered shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy. A proxy will not be valid unless it is deposited at the offices of CIBC Mellon Trust Company, 1600 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1 at least 48 hours before the Meeting.

3. As provided in the CANADA BUSINESS CORPORATIONS ACT, the Directors have fixed a record date of March 12, 2004. Accordingly, shareholders registered on the books of the Company at the close of business on March 12, 2004 are entitled to notice of the Meeting and to vote at the Meeting.

4. If you are a non-registered shareholder and receive these materials through your broker or other intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or intermediary.

         DATED this 12th day of March, 2004.

                                              By Order of the Board of Directors

                                              /s/ Karen L. Dunfee
                                              ----------------------------------
                                              Karen L. Dunfee
                                              Corporate Secretary

                              TECK COMINCO LIMITED

                            MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

         THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF TECK COMINCO LIMITED (THE "COMPANY") OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE COMPANY (THE "MEETING") TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING AND AT ANY ADJOURNMENT(S) THEREOF. Solicitation will be made primarily by mail, but may be supplemented by solicitation personally by Directors, officers and employees of the Company without special compensation. The cost of solicitation by management will be borne by the Company. The information contained herein is given as of March 5, 2004, unless otherwise stated.

         The persons named in the accompanying form of proxy are officers and/or Directors of the Company. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER OF THE COMPANY) TO REPRESENT THE SHAREHOLDER AT THE MEETING MAY DO SO either by inserting such person's name in the blank space provided in the form of proxy or by completing another form of proxy, and in either case delivering the completed form of proxy to CIBC Mellon Trust Company, 1600 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1 at least 48 hours before the Meeting.

         A shareholder may revoke a proxy by instrument in writing executed by the shareholder or by such shareholder's attorney authorized in writing and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time the proxy is used, or in any other manner permitted by law.

         The shares represented by the persons named in the accompanying form of proxy will be voted or withheld from voting on any ballot that may be called for in accordance with the directions contained therein. If the shareholder specifies a choice on the form of proxy, the shares represented by the persons named in the accompanying form of proxy will be voted accordingly. IN THE ABSENCE OF ANY SUCH DIRECTION, SUCH SHARES WILL BE VOTED: (I) FOR THE ELECTION OF DIRECTORS; (II) FOR THE APPOINTMENT OF THE AUDITOR AND TO AUTHORIZE THE DIRECTORS TO FIX THE AUDITOR'S REMUNERATION, AND (III) FOR THE AMENDMENTS TO THE 2001 STOCK OPTION PLAN. A simple majority of the votes cast at the Meeting is required to pass the resolutions proposed to be voted on at the Meeting. The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. The management of the Company knows of no such amendments or variations, or of any matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING BY BENEFICIAL SHAREHOLDERS

         THE INFORMATION IN THIS SECTION IS IMPORTANT TO MANY SHAREHOLDERS AS A SUBSTANTIAL NUMBER OF SHAREHOLDERS DO NOT HOLD THEIR SHARES IN THEIR OWN NAME.

         Shareholders who hold shares through their brokers, intermediaries, trustees, or other nominees (such shareholders being collectively called "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the share register of the Company may be recognized and acted upon at the Meeting. If shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholders WILL NOT appear on the share register of the Company. Such shares will most likely be registered in the name of the broker or an agent of the broker. In Canada, the vast majority of such shares will be registered in the name of "CDS & Co.", the registration name of The Canadian Depository for Securities Limited, which acts as a nominee for many brokerage firms. Such shares can only be voted by brokers, agents, or nominees and can only be voted by them in accordance with instructions received from Beneficial Shareholders. AS A RESULT, BENEFICIAL SHAREHOLDERS SHOULD CAREFULLY REVIEW THE VOTING INSTRUCTIONS PROVIDED BY THEIR BROKER, AGENT OR NOMINEE WITH THIS MANAGEMENT PROXY CIRCULAR AND ENSURE THAT THEY DIRECT THE VOTING OF THEIR SHARES IN ACCORDANCE WITH THOSE INSTRUCTIONS.

         Applicable regulatory policies require brokers and intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Each broker or intermediary has its own mailing procedures and provides its own return instructions to clients. The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by such shareholder's broker, agent, or nominee is limited to instructing the registered holder of the relevant shares on how to vote such shares on behalf of the Beneficial Shareholder. Most brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Company ("IICC"). IICC typically supplies a voting instruction form, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to IICC or follow specific telephone or other voting procedures. IICC then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of shares at the Meeting. A BENEFICIAL SHAREHOLDER RECEIVING A VOTING INSTRUCTION FORM FROM IICC CANNOT USE THAT FORM TO VOTE SHARES DIRECTLY AT THE MEETING. INSTEAD, THE VOTING INSTRUCTION FORM MUST BE RETURNED TO IICC OR THE ALTERNATE VOTING PROCEDURES MUST BE COMPLETED WELL IN ADVANCE OF THE MEETING IN ORDER TO ENSURE THAT SUCH SHARES ARE VOTED.

VOTING SHARES

         The Company is authorized to issue an unlimited number of Class A Common shares, Class B Subordinate Voting shares and preference shares. At March 5, 2004 there were outstanding 4,681,478 Class A Common shares, each carrying the right to 100 votes per share, and 182,782,597 Class B Subordinate Voting shares, each carrying the right to one vote per share.

         With the exception of the shareholders mentioned below, the Directors and officers of the Company do not know of any person or company beneficially owning or exercising direction or control over shares carrying more than 10% of the votes attached to any class of voting securities of the Company.

         Temagami Mining Company Limited ("Temagami") has informed the Company that as at March 5, 2004 it beneficially owned or exercised direction or control over 2,150,000 Class A Common shares (representing 45.92% of the Class A Common shares outstanding) and 430,000 Class B Subordinate Voting shares (representing 0.23% of the Class B Subordinate Voting shares outstanding) of the Company, which shares represent 33.10% of the total votes attached to the combined outstanding Class A Common shares and Class B Subordinate Voting shares . Keevil Holding Corporation beneficially owns 51% of the outstanding shares of Temagami and SMM Resources Incorporated ("SMM"), a wholly owned subsidiary of Sumitomo Metal Mining Co. Ltd. beneficially owns 49% of the outstanding shares of Temagami.

         In addition to the foregoing, SMM has informed the Company that as at March 5, 2004 it beneficially owned and exercised direction or control over 734,500 Class A Common shares and 146,900

Class B Subordinate Voting shares of the Company. Accordingly, SMM exercises voting rights representing 11.31% of the total votes attached to the combined outstanding Class A Common shares and Class B Subordinate Voting shares of the Company.

         As of March 5, 2004, Caisse de depot et placement du Quebec held 773,800 Class A Common shares which represent 16.53% of the Class A Common shares. Those shares, together with 1,657,749 Class B Subordinate Voting shares (representing 0.84% of the Class B Subordinate Voting shares outstanding) held by it, represent 12.12% of the total votes attached to the combined outstanding Class A Common shares and Class B Subordinate Voting shares of the Company.

SUBORDINATE VOTING SHAREHOLDER PROTECTION

         Under applicable Canadian securities laws, an offer to purchase Class A Common shares, even if made to all holders thereof, would not be required to be made to holders of Class B Subordinate Voting shares. However, the attributes of the Class B Subordinate Voting shares contain so-called "Coattail Provisions" which provide that, in the event an offer (an "Exclusionary Offer") to purchase Class A Common shares which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B Subordinate Voting shares on identical terms, then each Class B Subordinate Voting share will be convertible into one Class A Common share. The Class B Subordinate Voting shares will not be convertible in the event an Exclusionary Offer is not accepted by holders of a majority of the Class A Common shares (excluding those shares held by the offeror making the Exclusionary Offer).

         If an offer to purchase Class A Common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a "take-over bid" or is otherwise exempt from any requirement that such offer be made to all or substantially all holders of Class A Common shares, the Coattail Provisions will not be applicable.

         The above is a summary only. Reference should be made to the full text of the Coattail Provisions contained in the articles of the Company, a copy of which may be obtained by writing to the Corporate Secretary of the Company.

RECORD DATE

         Each holder of issued and outstanding Class A Common shares or Class B Subordinate Voting shares of record at the time of the close of business on March 12, 2004, (the "record date") will be given notice of the Meeting and will be entitled to vote at the Meeting, in proxy or by person, the number of shares held by such holder on the record date.

                      PARTICULARS OF MATTERS TO BE ACTED ON

ELECTION OF DIRECTORS

         The Board has determined that the number of Directors to be elected is
14. Unless authority to vote is withheld, the shares represented by the proxies hereby solicited will be voted by the persons named therein for the election of the nominees whose names are set forth below. Of the 14 nominees, all are presently members of the Board of Directors and the dates on which they were first elected or appointed are indicated below. The management does not contemplate that any nominee will be unable or unwilling to serve as a Director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion, unless the shareholder has specified in the accompanying form of proxy that such shareholder's shares are to be withheld from voting on the election of Directors.

         Each of the following persons is nominated to hold office as a Director until the next Annual Meeting or until his successor is duly elected or appointed.

================================================================================================================================
J. BRIAN AUNE                           Unrelated (8)  J. Brian Aune joined the Board of Teck Corporation in February 1995 and
Director Since: 1995                                   was a member of the Board of Cominco from 1997 to the date of the
Shareholdings:                                         merger. Mr. Aune, a chartered accountant, joined Nesbitt Thomson Inc.
50,000 Class B Subordinate Voting                      in 1966 and served as Chairman and Chief Executive Officer from 1980 to
                                                       1990 when he left to become Chairman of St. James Financial
                                                       Corporation, a private investment company.  He is a Director of a number of Canadian public and private corporations including BMO
                                                       Nesbitt Burns Corporation Limited, Constellation Software Inc., The CSL
                                                       Group Inc. and  Investors Group Corporate Class Inc.
                                                       Mr. Aune is 64. (1), (3), (4), (5)
================================================================================================================================
LLOYD I. BARBER C.C., S.O.M., LL.D      Unrelated (8)  Lloyd I. Barber has served on the Board of Cominco since 1986 and the
Director Since:  2001                                  Board of Teck Cominco since 2001.  He is a graduate of the University
Shareholdings:                                         of Saskatchewan (B.A. / B. Com.), the University of California in
3,150 Class B Subordinate Voting                       Berkeley (M.B.A.), and the University of Washington (Ph. D.).  He has
                                                       been President Emeritus of the University of Regina since 1990. He is a
                                                       Trustee of the Fording Canadian Coal Trust , a Director of CanWest
                                                       Global, Molson Inc. and Greystone Capital Management.  Dr. Barber was
                                                       appointed a Companion, Order of Canada in April, 1993.
                                                       Dr. Barber is 71. (3), (4), (6)
================================================================================================================================
HUGH J. BOLTON                          Unrelated (8)  Hugh J. Bolton joined the Board of Cominco in 1998 and the Board of
F.C.A.                                                 Teck Cominco in 2001.  He is a graduate of the University of Alberta
Director Since:  2001                                  (B.A. Economics).  Mr. Bolton was managing partner of Coopers & Lybrand
Shareholdings:                                         Canada from 1984 to 1990 and Chairman and CEO from 1991 to 1998.  He is
5,800 Class B Subordinate Voting                       presently Chairman of Epcor Utilities Inc., Chairman of Matrikon Inc.
                                                       and a Director of the Toronto Dominion Bank, Canadian National Railway
                                                       Company and the Canadian Diabetes Association.
                                                       Mr. Bolton is 65. (2)
================================================================================================================================
JAMES W. GILL                           Unrelated (8)  James W. Gill joined the Board of Teck Corporation in 1990.  He
Director Since:  1990                                  graduated from McGill University (B.A. Sc.) with Honours in Geology in
Shareholdings:                                         1971 and a Master of Science degree in Economic Geology in 1976.  In
7,000 Class B Subordinate Voting                       1977 he received a Ph. D. degree in Economic Geology from Carleton
                                                       University in Ottawa.  Since founding Aur Resources in 1981, Dr. Gill has served as its President and CEO.  He is also the Chairman and a
                                                       Director of Thundermin Resources Inc., Compressario Corporation  and a
                                                       Director of the Mining Association of Canada.
                                                       Dr. Gill is 54. (2), (6)
================================================================================================================================

================================================================================================================================
MASAYUKI HISATSUNE                      Unrelated      Masayuki Hisatsune was elected a Director of Teck Cominco in 2002.  He
Director Since:  2002                   (8)            graduated from the University of Tokyo with a degree in (B.A. Sc.)
Shareholdings:                                         Metallurgical Engineering.  Mr. Hisatsune is a Vice-President and
1,000 Class B Subordinate Voting (9)                   Director of Sumitomo Metal Mining America Inc., as well as a Director of several other companies which are subsidiaries of Sumitomo Metal
                                                       Mining Co.
                                                       Mr. Hisatsune is 55. (5)
================================================================================================================================
NORMAN B. KEEVIL                        Related (7),   Norman B. Keevil joined the Board of Teck Corporation in 1963 and was a
Director Since:  1963                   (10)           member of the Board of Cominco from 1986 to the date of the merger.  He
Shareholdings:                                         is a graduate of the University of Toronto (B.A. Sc.) and the
209,440 Class A                                        University of California at Berkeley (Ph. D.).  He received an
510,101 Class B Subordinate Voting                     honourary LL.D from the University of B.C. in May, 1993.  He was
                                                       Vice-President Exploration at Teck Corporation from 1962 to 1968,
                                                       Executive Vice-President from 1968, President and CEO from 1981 to 2001 and is presently non-executive Chairman of the Board of Teck Cominco.
                                                       He is a Director of Fording Inc. and Aur Resources Inc. and a Lifetime
                                                       Director of the Mining Association of Canada.  Dr. Keevil was inducted into the Canadian Mining Hall of Fame in January, 2004.
                                                       Dr. Keevil is 66. (1)
================================================================================================================================
NORMAN B. KEEVIL III                    Related (11)   Norman B. Keevil III joined the Board of Teck Corporation in 1997.  He
Director Since:  1997                                  graduated from the University of British Columbia (B.A. Sc.) with a
Shareholdings:                                         Mechanical Engineering degree.  He has been involved with several BC
4,000 Class B Subordinate Voting                       based technology companies, including RSI Research Ltd. from 1989 to
                                                       1996. Mr. Keevil is currently the CEO of Pyramid Automation Ltd.
                                                       Mr. Keevil is 40. (6)
================================================================================================================================
TAKURO MOCHIHARA                        Unrelated      Takuro Mochihara joined the Board of Teck Corporation in 2000.  He is a
Director Since:  2000                   (8)            graduate of the University of Tokyo, Faculty of Law.  Mr. Mochihara
Shareholdings:                                         held managerial positions with Mitsubishi Canada Ltd. and Mitsubishi
1,000 Class B Subordinate Voting (9)                   Corporation from 1986 to 2000 when he joined Sumitomo Metal Mining Co.
                                                       Mr. Mochihara is 58. (1)
================================================================================================================================
WARREN S.R. SEYFFERT                    Related (12)   Warren S. R. Seyffert Q.C. joined the Board of Teck Corporation in 1989
Q.C.                                                   and was a member of the Board of Cominco from 2000 to the date of the
Director Since:  1989                                  merger. He is a graduate of the University of Toronto Law School
Shareholdings:                                         (LL.B.) and York University, Osgoode Hall (LL.M).  He has been a member
30,400 Class B Subordinate Voting                      of the law firm Lang Michener since 1969 and has served as Chair of the partnership, Chair of the executive committee and national managing partner.  He taught "Law of Corporate Management" for over 12 years at
                                                       Osgoode Hall  Law School.  He is a Director of various public and private corporations including Allstate Insurance Company of Canada,
                                                       Pembridge Insurance Company, The Kensington Health Centre, and St.
                                                       Andrew Goldfields Ltd. and is an Honourary Trustee of the Royal Ontario
                                                       Museum.
                                                       Mr. Seyffert is 63. (6)
================================================================================================================================

================================================================================================================================
DAVID R. SINCLAIR                      Unrelated (8)   David R. Sinclair joined the Board of Cominco in 1993. He was Chairman
F.C.A.                                                 of the Independent Committee of the Board of Directors of Cominco ,
Director Since:  2001                                  advising minority shareholders on the terms of the merger with Teck
Shareholdings:                                         Corporation in 2001.  He joined the Board of Teck Cominco in 2001 on
2,500 Class B Subordinate Voting                       the completion of the merger.  He is a chartered accountant and from
                                                       1955-1990 he was a senior partner of Coopers & Lybrand.  Active in community affairs, he has served on the boards of the B.C. Cancer
                                                       Foundation, the B.C. Cancer Agency, the Canadian Cancer Agency, the
                                                       TRIUMF Nuclear Research Facility at U.B.C., the Victoria Commonwealth
                                                       Games Society and the University of Victoria.  David was Chairman of
                                                       Vista Gold Corporation from 1995-2001.  He is a financial consultant and corporate Director.
                                                       Mr. Sinclair is 74 (1), (2), (4)
================================================================================================================================
KEITH E. STEEVES                       Unrelated (10)  Keith E. Steeves joined the Board of Teck Corporation in 1981.  He
F.C.A.                                                 received his Chartered Accountant certification in 1963 in Alberta and
Director Since:  1981                                  in 1964 in British Columbia. Mr. Steeves was Senior Vice-President
Shareholdings:                                         Finance and Administration at Bethlehem Copper Corporation until 1981
15,000 Class B Subordinate Voting                      and an officer of Teck Corporation from 1981-1996.  He is a  member of the British Columbia and the Canadian Institutes of Chartered
                                                       Accountants.
                                                       Mr. Steeves is 71. (2), (5)
================================================================================================================================
CHRIS M.T. THOMPSON                    Unrelated (8)   Chris M. T.  Thompson joined the Board of Teck Cominco  in June, 2003.
Director Since:  2003                                  He is a graduate of Rhodes University, SA (BA Law & Economics) and
Shareholdings:                                         Bradford University, UK (MSc).  Mr. Thompson was the CEO and Chairman
20,000 Class B Subordinate                             of the Board of Gold Fields Ltd. from 1998 - 2002 and is currently  the
Voting                                                 Chairman of the Board.  He is also Chairman of the World Gold Council, a position he has held since June 2002.
                                                       Mr. Thompson is 56.  (2), (6)
================================================================================================================================
DAVID A. THOMPSON                      Related (13)    David A. Thompson became Deputy Chairman and Chief Executive Officer in
Director Since:  1980                                  August 2001, having been a Director of Teck Corporation since 1980 and
Shareholdings:                                         Cominco since 1986.  He is a graduate of the London School of Economics
157,299 Class B Subordinate Voting                     and Harvard Business School (Advanced Management Program).  He was
                                                       co-Managing Director of Messina (Transvaal) prior to joining Teck in
                                                       1980 and has held a variety of senior management positions, including
                                                       President and Chief Executive Officer of Cominco from 1995 to 2001.
                                                       He is a Director of Fording Inc.
                                                       Mr. Thompson is 64. (1)
================================================================================================================================
ROBERT J. WRIGHT  C.M., Q.C.           Unrelated (8)   Robert J. Wright Q.C. served as Chairman of the Board of Teck
Director Since:  1968-1971;                            Corporation from 1994 to 2000 and has been Deputy Chairman since 2000.
1971-1989 and 1994                                     He  was a member of the Board of Cominco from 1994 to the date of the
Shareholdings:                                         merger.  He is currently Lead Director and Chairman of the Corporate
25,000 Class B Subordinate Voting                      Governance & Nominating Committee of Teck Cominco.  Mr. Wright is a
                                                       graduate of Trinity College, University of Toronto (B.A.) and Osgoode
                                                       Hall Law School (LL.B.).  He was a partner with Lang Michener from 1964 to 1989 and the Chairman of the Ontario Securities Commission from 1989 to 1993.  He is a Trustee of the Fording Canadian Coal Trust, a
                                                       Director of the Mutual Fund Dealers Association, the AARC Foundation
                                                       and is a member of the Investment Committee of the Workplace Safety and
                                                       Insurance Board of Ontario.  Mr. Wright was appointed a Member of the
                                                       Order of Canada in April, 1997.
                                                       Mr. Wright is 71. (1), (2), (3), (4), (5), (6)
================================================================================================================================

NOTES:

(1)  Member of the Executive Committee of the Board.

(2)  Member of the Audit Committee of the Board.

(3)  Member of the Compensation Committee of the Board.

(4)  Member of the Pension Committee of the Board.

(5)  Member of the Corporate Governance & Nominating Committee of the Board.

(6)  Member of the Environment, Health & Safety Committee of the Board.

(7) N.B. Keevil is a Director of Keevil Holding Corporation and trustee of a trust which holds shares carrying 98% of the votes attached to outstanding shares of Keevil Holding Corporation. The holdings of Keevil Holding Corporation are reported under the heading "Voting Shares" in this Circular.

(8) Director who is: (a) not a member of management and is free of any interest and any business, family or other relationship which could reasonably be perceived to interfere with the Director's ability to act with a view to the best interests of the Company other than interests and relationships arising solely from holdings in the Company, and (b) has no direct or indirect material relationship with the Company under proposed multilateral instrument 58-101.

(9) Messrs. Mochihara and Hisatsune are employees of Sumitomo Metal Mining Co. Ltd. ("Sumitomo") and, as such, are required to hold these shares in trust for Sumitomo.

(10) Former officer of the Company.

(11) Family relationship with N.B. Keevil, a former officer.

(12) Counsel to a law firm which provides legal advice to the Company.

(13) Officer of the Company.


SHAREHOLDINGS OF  BOARD MEMBERS AS AT MARCH 5, 2004

o    Total number of Class A Shares held by all Directors: 209,440

o    Total number of Class A Shares held by all non-executive Directors: 209,440

o    Total number of Class B Subordinate Voting Shares held by all Directors:
     832,250

o    Total number of Class B Subordinate Voting Shares held by all non-executive
     Directors: 674,951

o    Total value of Class A Shares held by all Directors:  $5,602,520

o    Total value of Class B Subordinate Voting Shares held by all Directors:
     $21,638,500

o    Total value of Class A Shares held by all non-executive Directors:
     $5,602,520

o    Total value of Class B Subordinate Voting Shares held by all non-executive
     Directors: $17,548,726

o Values are based on the closing price of Class A and Class B Subordinate Voting shares on the Toronto Stock Exchange on March 5, 2004.


BOARD OF DIRECTORS MEETINGS HELD AND ATTENDANCE OF DIRECTORS

         The information presented below reflects Board of Directors meetings held and attendance of Directors for the year ended December 31, 2003.

-------------------------------------------------------------------------------------------------------------------
                        SUMMARY OF BOARD &                                  SUMMARY OF ATTENDANCE OF
                   COMMITTEE MEETINGS HELD (1)                                      DIRECTORS
-------------------------------------------------------------------------------------------------------------------
                                                            Director                         Board       Committee
                                                                                           Meetings       Meetings
                                                                                           Attended       Attended

Board of Directors                                     6    J. Brian Aune                   6 of 6        12 of 13
(a)  Audit Committee                                   7    Lloyd I. Barber                 6 of 6         6 of 7
(b)  Executive Committee                               6    Hugh J. Bolton                  6 of 6         7 of 7
(c)  Corporate Governance  & Nominating Committee      3    James W. Gill(2)                6 of 6         7 of 7
(d)  Compensation Committee                            2    Masay Hisatsune                 6 of 6         2 of 3
(e)  Pension Committee                                 2    Norman B. Keevil (2)            6 of 6         6 of 6
(f)  Environment, Health & Safety Committee            3    Norman B. Keevil III (2)        6 of 6         3 of 3
                                                            Takuro Mochihara                6 of 6         3 of 6
                                                            Warren S.R. Seyffert (2)        6 of 6         5 of 5
                                                            David R. Sinclair               6 of 6        14 of 15
                                                            Keith E. Steeves (2)            6 of 6         9 of 9
                                                            Chris M. T. Thompson (3)        2 of 2         4 of 4
                                                            David A. Thompson               6 of 6         6 of 6
                                                            Robert J. Wright                6 of 6        21 of 23
-------------------------------------------------------------------------------------------------------------------

(1) The overall attendance was 99% at Board meetings and 92% at Committee meetings for the year.

(2) February 20, 2003, the following changes took place to the Board and Committee members: James Gill became a member of the Audit Committee; Keith Steeves became a member of the Corporate Governance & Nominating Committee; Norman Keevil ceased to be a member of the Compensation Committee; Norman Keevil III ceased to be a member of the Corporate Governance & Nominating Committee; Warren Seyffert ceased to be a member of the Compensation Committee and the Corporate Governance & Nominating Committee.

(3) Chris Thompson was appointed to the Board on June 4, 2003 and became a member of the Audit Committee and the Environment, Health & Safety Committee on October 1, 2003.


APPOINTMENT OF  AUDITOR

         Unless otherwise instructed, the persons named in the enclosed form of proxy intend to vote for the reappointment of PricewaterhouseCoopers as the Auditor of the Company to hold office until the next Annual Meeting of Shareholders and to authorize the Directors to fix the Auditor's remuneration. PricewaterhouseCoopers or its predecessor has been the Auditor of the Company for more than 5 years.

AUDITOR'S FEES

         For the years ended December 31, 2003 and 2002, the Corporation paid the external auditors $2,279,000 as detailed below:

                                                  Year Ended          Year Ended
                                                 2003 ($000)         2002 ($000)
         Audit Services(1)                          1,514               1,252
         Audit Related Services(2)                    256                 227
         Tax Fees(3)                                  439                 495
         All Other Fees (4)                           70                 232

NOTES
(1) Includes services that are provided by the independent auditor in connection with statutory and regulatory filings, principally in respect of the Annual Information Form and this Circular.

(2) Includes assurance and related services by the independent auditor that are related to the performance of the audit, principally for consultation concerning financial accounting and reporting standards.

(3) In 2003 fees are for tax services for expatriate employees ($45,000); domestic and international tax services and advice ($394,000).

(4)      In 2003 fees are for Antamina Enterprise Resource Planning.

           REPORT OF THE CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

         Teck Cominco's securities are listed on the Toronto Stock Exchange
(TSX) and the American Stock Exchange (AMEX). Accordingly, Teck Cominco is subject to the rules of the U.S. Securities and Exchange Commission (SEC) and the AMEX to the extent such apply to foreign private issuers in the United States, as well as the rules of the TSX and the Canadian Securities Administrators ("CSA").

         In January 2004 the CSA published for comment Multilateral Policy 58-201 on Effective Corporate Governance, and Multilateral Instrument 58-101 on Disclosure of Corporate Governance Practices. The practices contained in the policy were derived from guidelines published by the TSX, including modifications proposed on April 26, 2002, the existing standards of the New York Stock Exchange and other regulatory developments. We understand that the TSX intends to revoke its guidelines and related disclosure requirements once the CSA initiatives become effective.



                             GOVERNANCE ACHIEVEMENTS

         The Board believes that the only way to maximize shareholder value is to focus on continuous improvement. Governance achievements in the last year include the following initiatives:

         o a majority of the Board of Directors are unrelated or independent under the TSX Guidelines, the CSA Proposed Best Practices and the new AMEX rules;

         o all key committees (Audit, Compensation and Corporate Governance & Nominating) are comprised entirely of independent Directors;

         o        introduction of mandatory shareholdings for Directors;

         o adoption of a Code of Ethics with procedures for annual reviews and confidential and anonymous reporting;

         o revision of the mandate of the Audit Committee to respond to emerging regulatory developments;

         o continuation of the practice of holding in-depth Board briefings on matters of particular interest to the Directors prior to most scheduled meetings.


         Pending implementation of the proposed disclosure guidelines, the Committee has decided to continue its practice of comparing its governance practice with the TSX Guidelines in the Statement of Corporate Governance Practices that follows.

Presented by the Committee:

         J. B. Aune
         M. Hisatsune
         K. E. Steeves
         R. J. Wright

                                           STATEMENT OF CORPORATE GOVERNANCE PRACTICES

                                        ALIGNMENT WITH TSX CORPORATE GOVERNANCE GUIDELINES

-----------------------------------------------------------------------------------------------------------------------------------
                                                            DOES
                                                        TECK COMINCO
      TSX GUIDELINES                                       COMPLY?                               COMMENTS
-----------------------------------------------------------------------------------------------------------------------------------

1.   The Board should explicitly assume                      Yes         A written mandate codifying existing policies and
     responsibility for the stewardship of the                           reflecting  the guidelines proposed by the CSA as well
     Company and, as part of the overall                                 as the provisions of the Sarbanes-Oxley Act of 2002 and
     stewardship responsibility, should assume                           the requirements of AMEX in the U.S. will be adopted
     responsibility for the following matters:                           prior to the AGM.

     (a) adoption of a strategic planning process            Yes         The Board conducts anannual review of the Company's
         and approval of a strategic plan which                          strategic plan. Updates are presented at Board
         takes into account the opportunities and                        meetings. The Board also holds a two day strategic
         risks of the business;                                          planning session each year during which reports from
                                                                         management and operations are presented and reviewed,
                                                                         and action plans developed.

-----------------------------------------------------------------------------------------------------------------------------------
     (b) identification of principal risks and the           Yes         Principal business risks are assessed by the Board
         implementation of appropriate risk                              during the annual review of the strategic plan. The
         management systems;                                             Board is assisted by the Audit Committee which reviews
                                                                         at its regular meetings financial risk management
                                                                         systems with management and the external auditors. The
                                                                         Corporate Environment and Risk Management Committee, a
                                                                         senior management committee chaired by the CEO, is
                                                                         mandated by the Board to anticipate, evaluate and respond
                                                                         to major risks affecting the Company. This Committee meets quarterly to review operating and corporate risk
                                                                         management policies and procedures and to review the
                                                                         results of environmental audits and the environmental
                                                                         performance of operations. The Committee prepares an
                                                                         annual risk management report for review by the full
                                                                         Board.

-----------------------------------------------------------------------------------------------------------------------------------
     (c) succession planning, including the                  Yes         This responsibility is assumed by the full Board and
         appointment, training and monitoring of                         succession, promotion and training matters are reviewed
         senior management;                                              by the Board in conjunction with its review of the
                                                                         strategic plan. The Company has a succession planning
                                                                         process which includes periodic review of succession
                                                                         issues. Senior management are appointed by the Board. An
                                                                         annual Human Resources report updates succession and
                                                                         leadership development plans and discusses the Company's
                                                                         performance improvement and competency development plan.

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                                            DOES
                                                        TECK COMINCO
      TSX GUIDELINES                                       COMPLY?                               COMMENTS
-----------------------------------------------------------------------------------------------------------------------------------
     (d) communication policies which should be              Yes         Quarterly media releases of financial results are
         reviewed annually and address how the                           reviewed by the Disclosure Committee, a management
         Company interacts with its shareholders,                        committee comprised of senior finance, legal,
         ensures continuous and timely disclosure                        environment, and operating officers and chaired by the
         and avoids selective disclosure.                                CEO, and are approved by the Audit Committee.  Other
                                                                         media releases and communications are co-ordinated by the
                                                                         Company's Public Affairs Department. The Company has
                                                                         adopted a Corporate Disclosure, Confidentiality and
                                                                         Insider Trading Policy which among other things covers
                                                                         continuous and timely disclosure and prohibits selective
                                                                         disclosure. The Company's legal department oversees and
                                                                         monitors these matters and an annual review is required by the Board.

-----------------------------------------------------------------------------------------------------------------------------------

     (e) integrity of internal control and                   Yes         A comprehensive review of internal controls and
         management information systems.                                 management information systems is completed annually by
                                                                         the Internal Audit Department. The Audit Committee reviews internal controls and management information systems with
                                                                         management, the independent auditors and the internal
                                                                         auditor.

-----------------------------------------------------------------------------------------------------------------------------------
2.   (a) A Majority of Directors should be                   Yes         The current Board consists of fourteen Directors, ten of
         "unrelated". (i.e. not part of management,                      whom are unrelated Directors.
         free from any conflicting interests or
         relationships and having  no direct or
         indirect material relationship with the
         Company under proposed multilateral
         instrument 58-101) (See definition on page 8)

-----------------------------------------------------------------------------------------------------------------------------------
(b)      The Board should include a number of                Yes         No shareholder has the ability to exercise a majority of
         Directors who do not have interests in or                       the votes for the election of the Board of Directors.
         relationships with either the Company or                        Eight of the 14 Directors have no interest or
         its significant shareholders.                                   relationship with any of the companies listed on pages 2
                                                                         and 3 of this Circular as holding more than 10% of the
                                                                         voting shares.

-----------------------------------------------------------------------------------------------------------------------------------
3.   Disclose whether or not each Director is                Yes         The table on pages 4 - 6 of the Circular sets out the
     related and how that conclusion was determined.                     principal occupation/employment of each proposed
                                                                         Director together with a brief biography and discloses
                                                                         whether or not such Director is related. The Corporate
                                                                         Governance & Nominating Committee reviews the status of
                                                                         individual directors annually on the basis of their
                                                                         responses to a questionnaire. Under the TSX Guidelines,
                                                                         the Committee has determined that 10 of the current 14
                                                                         directors are considered to be unrelated. The basis for
                                                                         that conclusion with respect to each director is set out
                                                                         in the footnotes to the table on pages 4 - 7.

-----------------------------------------------------------------------------------------------------------------------------------
4.   Appoint a Committee composed exclusively                Yes         The Board has assigned this responsibility to the
     of outside (non-management) Directors, a                            Corporate Governance & Nominating Committee. All
     majority of whom are unrelated, which                               members of the Corporate Governance & Nominating
     committee is responsible for proposing                              Committee are unrelated and outside Directors.
     nominees for appointment and for assessing
     Directors.

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                                            DOES
                                                        TECK COMINCO
      TSX GUIDELINES                                       COMPLY?                               COMMENTS
-----------------------------------------------------------------------------------------------------------------------------------
5.   Implement a process for assessing the                   Yes         The Corporate Governance & Nominating Committee is
     effectiveness of the Board, its Committees and                      responsible for evaluating the effectiveness of the
     the contribution of individual Directors.                           Board and its Committees.  The Company's Board
                                                                         Effectiveness Questionnaire is completed bi-annually and
                                                                         the results are reported to the Corporate Governance &
                                                                         Nominating Committee and the Board. This survey solicits
                                                                         frank comment to evaluate Board and Committee performance, the timeliness and quality of materials and effectiveness
                                                                         of meetings. Individual Directors complete a
                                                                         self-assessment questionnaire, which is reviewed with the
                                                                         Deputy Chair and Lead Director. The Lead Director meets
                                                                         with individual Directors to address any issues raised in
                                                                         the assessment process.

-----------------------------------------------------------------------------------------------------------------------------------
6.   Provide orientation and education programs for          Yes         An orientation and education program which includes a
     new Directors and continuing education for all                      comprehensive information manual and presentations by
     Directors.                                                          senior managers is provided to new Directors. The Board
                                                                         regularly receives educational presentations and updates.

-----------------------------------------------------------------------------------------------------------------------------------
7.   Consider size and composition of the Board              Yes         The Board periodically assesses its effectiveness and
     with a view to establishing and facilitating                        considers such matters as size and composition. The
     effective decision-making.                                          Corporate Governance & Nominating Committee assists it
                                                                         in these matters. As a result of this review the size of
                                                                         the Board has been increased from 13 to 14. The table on
                                                                         pages 4 - 6 provides a brief biography of each of the
                                                                         fourteen proposed Directors.

-----------------------------------------------------------------------------------------------------------------------------------
8.   (a) A Board Committee should review the                 Yes         Directors' compensation is reviewed annually by the
         adequacy and form of compensation of                            Corporate Governance & Nominating Committee in
         Directors and senior management in light                        consultation with the Compensation Committee.
         of risks and responsibilities.                                  Management's compensation is set by the Compensation
                                                                         Committee which reports to the Board. Directors'
                                                                         compensation is designed to align the interests of
                                                                         Directors with the return to shareholders and both
                                                                         Management and Directors' compensation take into account
                                                                         comparables from surveys of similar companies.

-----------------------------------------------------------------------------------------------------------------------------------
     (b) The Compensation Committee should be                Yes         All 3 members of the Compensation Committee are outside
         composed solely of unrelated Directors.                         and unrelated Directors.

-----------------------------------------------------------------------------------------------------------------------------------
9.   Board Committees should generally be composed           Yes         The Board Committees are generally composed of outside
     of outside Directors, a majority of whom are                        Directors, a majority of whom are unrelated Directors.
     unrelated.                                                          The Audit Committee, Corporate Governance & Nominating
                                                                         Committee and Compensation Committee are composed
                                                                         exclusively of outside and unrelated members. The
                                                                         Committee Chairmen are: Keith Steeves (Audit Committee),
                                                                         Brian Aune (Compensation Committee) and Robert Wright
                                                                         (Corporate Governance & Nominating Committee).

-----------------------------------------------------------------------------------------------------------------------------------
10.  Appoint a Committee responsible for                     Yes         This responsibility is assigned to the Corporate
     corporate governance issues, including                              Governance & Nominating Committee.  See note at page 9
     developing responses to the TSX Guidelines.                         outlining its recent actions.

----------------------------------------------------- ------------------ ----------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                                            DOES
                                                        TECK COMINCO
      TSX GUIDELINES                                       COMPLY?                               COMMENTS
-----------------------------------------------------------------------------------------------------------------------------------
11.  (a) Develop position descriptions for the               Yes         The Corporate Governance Policies of the Company augment
         Board and CEO which include limits to                           the position descriptions set out in the Company's
         management's responsibilities.                                  By-laws and cover the Board and the CEO, as well as
                                                                         senior management and financial officers. These
                                                                         descriptions will be updated to reflect the final version
                                                                         of the CSA guidelines, the provisions of the
                                                                         Sarbanes-Oxley Act of 2002 and the requirements of AMEX in the United States. See note on page 9. The Board has
                                                                         passed an expenditure authorization resolution that sets
                                                                         limits to management's responsibilities.

-----------------------------------------------------------------------------------------------------------------------------------
     (b) The Board should approve the CEO's                  Yes         The CEO's performance is measured against the strategic
         corporate objectives and assess his or her                      plan and corporate objectives set by the Board. The
         performance.                                                    Compensation Committee reviews and reports to the Board
                                                                         on the adequacy of the CEO's compensation based on, among
                                                                         other things, performance against these targets. See
                                                                         Report On Executive Compensation at page 22.

-----------------------------------------------------------------------------------------------------------------------------------
12.  The Board should establish procedures and                           The Chair of the Board is not a member of management.
     structures that enable the Board to function            Yes         Additionally, the Board has a Lead Director who is an
     independently of management which structure                         outside and an unrelated Director with specific
     could include a Chair who is not part of                            responsibility for maintaining the independence of the
     management or a Lead Director.                                      Board. The Corporate Governance & Nominating Committee
                                                                         also provides a forum without management's presence to
                                                                         receive any expression of concern from a Director,
                                                                         including a concern regarding the independence of the
                                                                         Board from management. The Board has adopted the policy of meeting without management at each of its in-person
                                                                         meetings.

-----------------------------------------------------------------------------------------------------------------------------------
13.  All members of the Audit Committee should               Yes         All of the Audit Committee members are unrelated and
     be unrelated Directors;  all members should be                      independent (as defined in the rules of the AMEX)
     "financially literate", and at least one                            Directors.  All of the  members are financially literate
     member should have "accounting or related                           and three members have accounting or related financial
     financial experience".  The Audit Committee                         experience, as well as auditing expertise.  The
     should follow procedures and duties referred                        Committee follows the requisite procedures  set out in
     to in the TSX Guidelines, with respect to its                       its Mandate. (See "Audit Committee" on page 14 of this
     roles and responsibilities, and direct                              Circular.)  The Deputy Chairman, Hugh J. Bolton, has
     communication channels with internal and                            been designated by the Board as the Audit Committee
     external auditors, and oversight                                    Financial Expert.  The Audit Committee has direct
     responsibility for management reporting on                          communication channels with the internal and external
     internal control.                                                   auditors.  The Committee has oversight responsibility
                                                                         for management reporting on internal controls. The Audit
                                                                         Committee has a detailed Mandate which has been recently
                                                                         amended by the Board to include updated rules and
                                                                         guidelines proposed by various regulatory authorities. The
                                                                         Committee's Mandate is posted on the Company's website at
                                                                         WWW.TECKCOMINCO.COM.

-----------------------------------------------------------------------------------------------------------------------------------
14.  The Board should implement a system to enable           Yes         In addition to the Audit Committee and the Corporate
     individual Directors to engage outside                              Governance & Nominating Committee, the Board has issued
     advisors at the Company's expense, subject to                       a general authority to individual Directors to engage
     the approval of an appropriate committee.                           outside advisers at the Company's expense after
                                                                         approval from the Corporate Governance & Nominating
                                                                         Committee.
-----------------------------------------------------------------------------------------------------------------------------------

                    MANDATE AND REPORT OF THE AUDIT COMMITTEE

         The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Teck Cominco Limited is to provide an avenue of communication between management, the independent auditor, the internal auditors and the Board and to assist the Board in its oversight of the:

o integrity, adequacy and timeliness of the Company's financial reporting and disclosure practices;

o processes for identifying the principal financial reporting risks of the Company and the control systems in place to monitor them;

o Company's compliance with legal and regulatory requirements related to financial reporting and the adequacy of procedures to review the disclosure of financial information;

o        independence and performance of the Company's independent auditor; and

o programs and results of audits performed by the Company's internal audit department.

         The Committee performs other activities consistent with this Mandate, the Company's By-laws and governing laws as the Committee or Board deems necessary or appropriate.

         The Audit Committee is made up of 5 independent members of the Board. All of the members of the Committee are financially literate and the Deputy Chairman, Hugh J. Bolton, who is independent of management, has been appointed by the Board as the "audit committee financial expert" as that term is defined in the Final Rule of the U.S. Securities and Exchange Commission implementing Sections 406 and 407 of the Sarbanes-Oxley Act of 2002. At 6 of the 7 meetings held during the year, the Committee met privately with the external and internal auditors to review the management of the Company's finances, its financial reporting procedures and the effectiveness of the audit process.

         The Audit Committee is responsible for reviewing annual financial statements, the MD&A and earnings press releases before approval by the full Board and quarterly financial statements, interim MD&A and press release and other financial information before publication. The Committee's Mandate, setting out its authorities and responsibilities, and its Key Practices are available on the Company's website, WWW.TECKCOMINCO.COM or upon request from the Corporate Secretary.

         The Audit Committee has:

o reviewed and discussed with management the audited financial statements as at December 31, 2003;

o discussed with the external auditors the audit plans and results and all matters pertaining to professional auditing guidelines and standards in Canada and the United States, including the auditor's independence;

o received the written disclosures from the external auditors recommended by the Canadian Institute of Chartered Accountants;

o obtained assurances from management and the external auditors that the Company is in full compliance with legal and regulatory requirements related to financial reporting;

o ensured that an adequate system is in place for employees to report on a confidential and anonymous basis accounting, auditing, financial reporting and disclosure practices they find questionable.

         Based on this information, the Committee recommended to the Board of Directors that the audited financial statements be approved and included in the Annual Report to Shareholders.

         The Committee annually reviews its Mandate and in November, 2003 revised its Mandate in light of recent regulatory initiatives in the United States and Canada. In particular, the Committee reviewed the Company's use of the external auditors for non-audit services. A detailed breakdown of fees is set out on p.8 of the Circular. The revised Mandate requires that all non-audit services be pre-approved by the Committee prior to commencement. In addition, the Committee has prohibited the use of the external auditors for the following non-audit services:

o bookkeeping or other services related to the accounting records or financial statements;

o        financial information systems design and implementation;

o appraisal or valuation services, fairness opinions or contribution-in-kind reports;

o        actuarial services;

o        internal audit outsourcing services;

o        management functions or human resources functions;

o        broker or dealer, investment advisor, or investment banking services;

o        legal services;

o        expert services unrelated to the audit; and

o all other non-audit services unless there is a strong financial or other reason for the external auditors to provide those services.

         On the recommendation of the Committee, the shareholders have appointed PricewaterhouseCoopers as the Auditor of the Company. The Committee, after discussion with PricewaterhouseCoopers, have retained KPMG to conduct the audits of the Company's metallurgical operations, Polaris mine operations and Toronto sales office. This has enabled the Company to take advantage of the considerable experience of KPMG with those operations as the auditors of the former Cominco Ltd.

         THE FOLLOWING IS A BRIEF SUMMARY OF THE AUDIT COMMITTEE'S ACTIVITIES IN 2003.

EXTERNAL AUDITOR

The Committee:

o reviewed the overall scope, plans and results of the annual audit with the external auditors and management;

o reviewed the performance of the external auditors and recommended re-appointment for shareholders' approval;

o reviewed the independence of the external auditors including a review of non-audit services and on the auditor's written assurance of its relationships with the Company and its compensation;

o required prior approval by the Committee of all services provided by the external auditors; and

o        approved the fees payable to the external auditors.

INTERNAL AUDITOR

The Committee:

o        reviewed the independence of the internal auditors; and

o reviewed with the Director of Internal Audit the mandate, qualifications, resources and annual work plan of the Internal Audit Department and the results of internal audits.

FINANCIAL REPORTING

The Committee:

o reviewed the annual and interim financial statements and other financial disclosures with management and the external auditors prior to publication. That review included a discussion of matters required or recommended to be disclosed under generally accepted accounting principles and securities regulations and laws. The Chairman of the Committee attended 1 meeting of management's Disclosure Committee to observe this important disclosure practice in action.

SELF ASSESSMENT

The Committee:

o in pursuit of continuous improvement, instituted a process for self-assessing its effectiveness. As a result of discussions stimulated by a survey completed in 2003, a number of improvements were made to the Committee's Key Practices.



Presented by the Committee:

         K. E. Steeves, Chairman
         H. J. Bolton, Deputy Chairman
         J. W. Gill
         D. R. Sinclair
         C. M. Thompson
         R. J. Wright

                   DIRECTORS' AND OFFICERS' REMUNERATION FROM
                        THE COMPANY AND ITS SUBSIDIARIES

1.       COMPENSATION OF DIRECTORS

         For the financial year ended December 31, 2003 the Company paid each of its Directors an annual fee of $15,000. In addition, for the financial year ended December 31, 2003, the Chairman of the Board was paid an annual retainer of $250,000, the non-executive Deputy Chairman of the Board was paid an annual retainer of $195,000, the Chairman and Deputy Chairman of the Audit Committee received additional fees of $7,000 and $3,500 respectively and the Chairmen of the Executive Committee, Compensation Committee, Pension Committee, Corporate Governance & Nominating Committee and Environment, Health & Safety Committee received an additional fee of $3,000 per annum.

         Directors who were not executives of the Company also received a fee of $1,500 for each Board meeting attended and $1,000 for each Committee Meeting attended, $3,500 per annum for service on the Executive Committee, Audit Committee, Compensation Committee, Pension Committee, Corporate Governance & Nominating Committee and Environment, Health & Safety Committee, reimbursement of all travel and a payment of $1,500 per annum for other expenses related to their duties.

         In 2003, 290,000 stock options to purchase Class B Subordinate Voting shares were granted to non-executive Directors. As of December 31, 2003, the Chairman of the Board held options to purchase 571,500 Class B Subordinate Voting shares of which 293,000 date from his tenure as CEO of the Company, the non-executive Deputy Chairman of the Board held options to purchase 314,500 Class B Subordinate Voting shares and the other non-executive Directors of the Company held options to purchase 630,475 Class B Shares in the aggregate, at the closing prices for those shares on the Toronto Stock Exchange on the day immediately preceding the respective dates of grant.

2.       DISCRETIONARY COMPENSATION

         At their meeting on February 20, 2004, the Board decided to discontinue the practice of annual stock option grants to non-executive Directors. The proposed amendments to the 2001 Stock Option Plan provide that stock options will not be granted to non-executive Directors. Future stock-based compensation to non-executive Directors will be in the form of either deferred share units or restricted share units once the plans described on p. 25 of this Circular are in place. The Board expects to implement the Compensation Committee's recommendations prior to the Annual Meeting.

3.       MANDATORY SHAREHOLDING POLICY FOR DIRECTORS

         The Board has also resolved to implement a Mandatory Shareholding Policy (the "Policy") for non-executive directors. The Policy will require Directors to own a specified number of shares. The exact number of shares will be determined prior to the Annual Meeting. Directors will have a reasonable period of time in which to acquire the minimum number of shares. The Policy may not apply to Messrs. Hisatsune and Mochihara, who as employees of Sumitomo Metal Mining Co. Ltd. ("Sumitomo"), hold shares in the Company in trust for Sumitomo. Sumitomo is a substantial holder of Class A Common shares and Class B Subordinate Voting Shares (see "Voting Shares", p. 2 and 3).

4.       COMPENSATION OF EXECUTIVE OFFICERS

         The following table sets forth all annual compensation paid in respect of the Named Executive Officers (as defined in applicable securities legislation) of the Company at December 31, 2003.

                                                     SUMMARY COMPENSATION TABLE

  ==========================================================================================================================
       NAME AND PRINCIPAL           YEAR                ANNUAL COMPENSATION
            POSITION                                                                         LONG-TERM
                                          -------------------------------------------      COMPENSATION
                                                                                              AWARDS:
                                                                                         SECURITIES UNDER        ALL OTHER
                                            SALARY       BONUS        OTHER ANNUAL    OPTION (CLASS B SHARES)  COMPENSATION
                                                                    COMPENSATION(1)          (NUMBER)               ($)
                                              ($)         ($)             ($)
  --------------------------------------------------------------------------------------------------------------------------
  D.A. Thompson (2)               2003    1,000,000     573,500            --                 150,000                --
  Chief Executive Officer and     2002      927,500     500,000            --                 153,000                --
  Deputy Chairman                 2001      860,003     310,700            --                  25,000                --
  --------------------------------------------------------------------------------------------------------------------------
  M.P. Lipkewich                  2003     490,000      100,000            --                  60,000                --
  Senior Vice President, Mining   2002     460,174       50,000            --                  83,500                --
                                  2001     440,387         --              --                  50,000                --
  --------------------------------------------------------------------------------------------------------------------------
  J.G. Taylor                     2003     470,000       50,000            --                  40,000                --
  Senior Vice President,          2002     449,775      100,000            --                  43,500                --
  Finance and Chief Financial     2001     428,946         --              --                  25,000                --
  Officer
  --------------------------------------------------------------------------------------------------------------------------
  R. A. Brain (3)                 2003     340,000      153,600            --                  40,000                --
  Senior Vice President,          2002     306,250      111,500            --                  40,000                --
  Marketing & Refining            2001     295,000      105,400            --                  20,000                --
  --------------------------------------------------------------------------------------------------------------------------
  P. C. Rozee (4)                 2003     340,000       50,000            --                  40,000                --
  Vice President, Commercial &    2002     325,000      100,000            --                  19,000                --
  Legal Affairs                   2001     262,500         --              --                  50,000                --
  ==========================================================================================================================

NOTES:
(1) Perquisites and other personal benefits for each of the above officers in the periods covered did not exceed the lesser of $50,000 and 10% of his total salary and bonus for the respective year.

(2) Mr. Thompson also served as President and Chief Executive Officer of Cominco Ltd., (now Teck Cominco Metals Ltd.) a subsidiary of the Company, for no separate or additional salary. In 2001, Teck Cominco Metals Ltd. reimbursed the Company for a substantial portion of the compensation paid by it to Mr. Thompson (including the bonuses which were paid on the recommendation of Teck Cominco Metals Ltd.) and for the amount contributed by the Company for his account to the Company's Senior Salaried Employees Pension Plan.

(3) Until January 1, 2002, Mr. R. A. Brain was a senior officer of and paid by Teck Cominco Metals Ltd. (formerly Cominco Ltd.). Salary and bonus figures for 2001 represent amounts paid by Teck Cominco Metals Ltd. and long-term compensation awards represent options granted by Teck Cominco Metals Ltd.

(4) Mr. Rozee's employment with the Company commenced in March, 2001 pursuant to an Employment Agreement dated December, 2000.

5.       OPTIONS TO PURCHASE SECURITIES

         The following table sets forth information concerning individual grants of options to purchase Class B Subordinate Voting Shares of the Company made during 2003 to each of the Named Executive Officers of the Company.

  ====================================================================================================================
                                                                               MARKET VALUE OF
                                             % OF TOTAL                          SECURITIES
                                               OPTIONS       EXERCISE OR     UNDERLYING OPTIONS
                             NO. OF           GRANTED TO      BASE PRICE    ON THE DATE OF GRANT
                        SECURITIES UNDER    EMPLOYEES IN
          NAME           OPTIONS GRANTED        2003        ($/SECURITY)       ($/SECURITY)         EXPIRATION DATE
  --------------------------------------------------------------------------------------------------------------------
  D.A. Thompson              150,000            11.5%           12.00              12.00           20 February 2009
  --------------------------------------------------------------------------------------------------------------------
  M.P. Lipkewich              60,000             4.6%           12.00              12.00           20 February 2009
  --------------------------------------------------------------------------------------------------------------------
  J.G. Taylor                 40,000             3.1%           12.00              12.00           20 February 2009
  --------------------------------------------------------------------------------------------------------------------
  R. A. Brain                 40,000             3.1%           12.00              12.00           20 February 2009
  --------------------------------------------------------------------------------------------------------------------
  P. C. Rozee                 18,000             1.4%           12.00              12.00           20 February 2009
  ====================================================================================================================

6.       YEAR-END VALUE OF OPTIONS HELD BY NAMED EXECUTIVE OFFICERS

         The value of options held by each Named Executive Officer at year-end is set out in the table below.

======================================================================================================================
                               AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY
                            COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES
----------------------------------------------------------------------------------------------------------------------
                                                                                           VALUE OF UNEXERCISED
                              NO. OF        AGGREGATE                                          IN THE MONEY
                            SECURITIES        VALUE       NO. OF UNEXERCISED OPTIONS             OPTIONS
                            ACQUIRED ON      REALIZED             AT FY-END                    AT FY-END ($)
          NAME               EXERCISE           ($)       EXERCISABLE/UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE(1)
----------------------------------------------------------------------------------------------------------------------
D. A. Thompson (2)              Nil            Nil               965,000/nil                   9,287,930/nil
----------------------------------------------------------------------------------------------------------------------
M. P. Lipkewich               15,000          69,750             323,500/nil                   2,847,705/nil
----------------------------------------------------------------------------------------------------------------------
J. G. Taylor                    Nil            Nil               203,500/nil                   1,755,355/nil
----------------------------------------------------------------------------------------------------------------------
R. A. Brain (2)               45,000         313,200             188,000/nil                   1,664,760/nil
----------------------------------------------------------------------------------------------------------------------
P. C. Rozee                     Nil            Nil               137,000/nil                   1,297,290/nil
======================================================================================================================

NOTE:
(1) Maximum value at December 31, 2003 calculated by determining the difference between the market value of the Class B Subordinate Voting shares underlying the options at December 31, 2003, and the exercise price of the options.

(2) Includes options converted from former Cominco Ltd. options on July 20, 2001.

7.       PENSION PLAN FOR EXECUTIVE AND QUALIFIED SENIOR SALARIED EMPLOYEES

         The Company's Pension Plan for Executive and Qualified Senior Salaried Employees (the "Retirement Plan") provides defined retirement benefits for covered salaried employees and is qualified under the INCOME TAX ACT OF CANADA (the "Income Tax Act"). Participants in the Retirement Plan become 100% vested after 2 years of service. Qualified Executive Officers are entitled to unreduced retirement benefits beginning at age 60 with reduced benefits payable for any participant who elects early retirement. The normal annual retirement benefits are equal to two percent of the participant's average annual earnings for the highest thirty-six consecutive months of earnings while the employee is a participant in the Retirement Plan, multiplied by the participant's years of service.

         The following table illustrates the total annual normal retirement benefits that would be provided at age 60 under the benefit formula in the Retirement Plan, the specified remuneration and the years of service classifications, on a straight-life annuity basis with ten years guaranteed. The amounts in the table have not been reduced by any Canada Pension Plan benefit nor do they reflect the annual limit on Retirement Plan benefits under the Income Tax Act. The table assumes retirement at the end of 2003. At that time the Named Executive Officers had the following average annual earnings and years of service: Mr. Thompson $925,002, 24 years; Mr. Lipkewich $461,437, 33 years; Mr. Taylor $448,325, 26 years; Mr. Rozee, $328,750, 3 years.


                               PENSION PLAN TABLE

--------------------------------------------------------------------------------
 REMUNERATION                           YEARS OF SERVICE
      ($)           ------------------------------------------------------------
                       20           25           30           35           40
--------------------------------------------------------------------------------
     400,000        160,000      200,000      240,000      280,000       320,000
--------------------------------------------------------------------------------
     600,000        240,000      300,000      360,000      420,000       480,000
--------------------------------------------------------------------------------
     700,000        280,000      350,000      420,000      490,000       560,000
--------------------------------------------------------------------------------
     800,000        320,000      400,000      480,000      560,000       640,000
--------------------------------------------------------------------------------
     900,000        360,000      450,000      540,000      630,000       720,000
--------------------------------------------------------------------------------
   1,000,000        400,000      500,000      600,000      700,000       800,000
--------------------------------------------------------------------------------
   1,100,000        440,000      550,000      660,000      770,000       880,000
--------------------------------------------------------------------------------


         Executive Retirement Agreements (the "Executive Agreements") made between the Company and the Chief Executive Officer and key executives designated by the Compensation Committee provide for supplemental retirement benefits beginning at age 60 or, with the consent of the Company, upon completion of ten years of continuous service. The retirement benefit under the Executive Agreements is an amount equal to two and one-half percent of the executive's average annual salary (not including bonuses and Director's fees) paid by the Company to the executive during the highest-paid three years in the five years immediately prior to retirement, multiplied by the number of years of service with the Company, minus the amount payable to the executive pursuant to the Retirement Plan.

         The following table illustrates the total supplemental annual retirement benefits that would be provided under the Executive Agreements in specified remuneration and years of service classifications. This table assumes retirement at the end of 2003. At such time, the Named Executive Officers, Messrs. Thompson, Lipkewich and Taylor had Executive Agreements, and salaries and years of service identical to those determined under the Retirement Plan.


                          EXECUTIVE AGREEMENT BENEFITS

--------------------------------------------------------------------------------
 REMUNERATION                             YEARS OF SERVICE
     ($)
--------------------------------------------------------------------------------
                        20          25           30           35            40
--------------------------------------------------------------------------------
     400,000          40,000      50,000       60,000       70,000        80,000
--------------------------------------------------------------------------------
     500,000          50,000      62,500       75,000       87,500       100,000
--------------------------------------------------------------------------------
     700,000          70,000      87,500     105,000       122,500       140,000
--------------------------------------------------------------------------------
     800,000          80,000     100,000     120,000       140,000       160,000
--------------------------------------------------------------------------------
     900,000          90,000     112,500     135,000       157,500       180,000
--------------------------------------------------------------------------------
   1,000,000         100,000     125,000     150,000       175,000       200,000
-------------------------------------------------------------------------------
   1,100,000         110,000     137,500     165,000       192,500       220,000
--------------------------------------------------------------------------------


8. TECK COMINCO METALS LTD. RETIREMENT INCOME PLAN/SUPPLEMENTARY RETIREMENT INCOME PLAN

         One Named Executive Officer, Mr. Brain, is a participant in the Teck Cominco Metals Ltd. Retirement Income Plan (the "Basic Plan"), a qualified plan under the Income Tax Act and the Supplementary Retirement Income Plan (the "Supplementary Plan"). Both plans provide for 100% vesting after completion of two years of service and unreduced retirement benefits beginning at age 60 and 30 years of service, with reduced benefits for early retirement. The Supplementary Plan provides pension benefits based on a pension formula equal to 1.9% of average annual earnings for the highest thirty-six consecutive months of earnings multiplied by the participant's years of service, minus the benefits payable under the Basic Plan.

         At the end of 2003, as a participant in the Basic Plan and the Supplementary Plan, Mr. Brain had average annual earnings of $311,250 and 29 years of service.

         Based on years of service to December 31, 2003 and the average annual earnings described above, Mr. Brain's annual pension benefit would have been $156,288.


9.       EMPLOYMENT AGREEMENTS

         Messrs. Lipkewich, Taylor and Rozee have written employment agreements respecting the services to be provided by them and the benefits to be received. They are entitled to two years' remuneration, at their prevailing salaries, if their employment is terminated without cause. In addition, if they resign within three months of a change of control of the Company, they will be entitled to two years' remuneration.

10.      INSURANCE

         The Company carries Director's and Officers' Liability Insurance covering acts and omissions of the Directors and Officers of the Company and those of its controlled subsidiaries. The policies have a combined aggregate limit of $125 million over a term of one year. The premium paid by the Company was $1,183,000 in respect of its Directors and officers as a group for the year 2003. The corporate policy provides for the Company to absorb a deductible amount of $500,000 on each loss and $1,000,000 with respect to securities claims.

         General By-law No. 1 of the Company provides for the indemnification of each Director and officer against all costs, charges and expenses reasonably incurred by him or her in respect of any action or proceeding to which he or she is made a party by reason of being a Director or officer of the Company, subject to the limitations contained in General By-law No. 1 and in the CANADA BUSINESS CORPORATIONS ACT.


                        REPORT ON EXECUTIVE COMPENSATION

         During 2003, the Compensation Committee of the Board consisted of J.B. Aune, Chairman of the Committee, L.I. Barber and R.J. Wright, Deputy Chairman of the Board.

          The Compensation Committee of the Board of Directors of the Company is responsible for establishing policies for determining the compensation of executives, and for fixing the compensation of Named Executive Officers (as defined in the Regulations of the ONTARIO SECURITIES ACT), including the granting of stock options to them under the Company's long term incentive plans. Also, from time to time, the Compensation Committee reviews other compensation policies within the Company. In setting compensation, reference is made to other Canadian mining and metal refining companies with comparable revenues and market capitalization.

         The Compensation Committee endeavors to ensure that the Company's compensation policies effectively attract and retain highly qualified and experienced executives and managers. In establishing policies covering base salaries, benefits, cash bonuses and long term incentive plans, the Compensation Committee will continue to consider the recommendations of relevant officers of the Company, and may from time to time also seek the advice of independent consultants.

STRUCTURE OF EXECUTIVE COMPENSATION

         The Company's executive compensation plan covers four areas:

-        Base salaries
-        Cash bonuses
-        Long term incentives
-        Benefits

BASE SALARY

         Base salaries are determined through analysis of salaries paid by comparable employers, as well as individual performance as determined by the degree of achievement of business and operating goals. Base pay policy targets the median pay level of comparable employers, with higher levels of salary paid to employees who consistently achieve high levels of performance.

BONUS PLAN

         A bonus plan is in place to provide a variable component of total cash compensation that is directly related to the financial performance of the Company and its business units as well as the achievement of individual performance objectives.

         Financial performance is measured in terms of Return On Capital Employed (ROCE). The bonus plan rewards executives for the effective use of existing capital and for new investments that achieve financial returns at least equal to the cost of capital. The bonus plan also reinforces the Company's corporate values of ensuring a safe and healthy workplace and protecting the environment.

         The bonus plan has three components: corporate, business unit, and personal performance. Weightings for these components vary by position, reflecting the impact each position has on Company-wide and business unit performance. Weightings and performance measures for each component of the plan for the positions of Chief Executive Officer and Senior Vice President, Marketing and Refining are illustrated below:

                   ---------------------------------------------------------------------------------------------------
                   CORPORATE                         BUSINESS UNIT                    PERSONAL
                   ---------------------------------------------------------------------------------------------------
                   WEIGHTING       PERFORMANCE       WEIGHTING     PERFORMANCE        WEIGHTING      PERFORMANCE
                                   MEASURE                         MEASURE                           MEASURE
----------------------------------------------------------------------------------------------------------------------
CEO                50%             ROCE              20%            ROCE              30%            Personal
                                                                    Safety                           performance
                                                                    Environment                      objectives
----------------------------------------------------------------------------------------------------------------------
Senior VP,         30%             ROCE              40%            ROCE              30%            Personal
Marketing &                                                         Safety                           performance
Refining                                                            Environment                      objectives
----------------------------------------------------------------------------------------------------------------------

         Target bonuses are payable when corporate ROCE, business unit ROCE, safety and environment, and personal performance objectives are achieved. The target bonus for the Chief Executive Officer and other executives ranges from 30 to 40% of base salary. Bonus payouts can range from 0 to 200% of the target bonus, depending on corporate, business unit and personal performance.

         Prior to the merger with Cominco, the Company's compensation policy emphasized competitive base salaries. There was no bonus plan in place. Base salaries were set on the basis of competitive studies with a strong emphasis on individual and company performance. Following the merger, a new bonus plan, described above, was adopted as part of combining the compensation policies of the two companies. The base salaries of Messrs. Taylor, Lipkewich and Rozee reflect the original policy and are generally consistent with the total cash compensation, salary plus bonus, paid to Named Executive Officers who participate in the bonus plan. Other executives and new hires will participate in the bonus plan and eventually all of the Named Executive Officers will be paid on the same basis. In the interim, the Committee will review the performance of those officers not covered by the bonus plan and award bonuses to recognize extraordinary performance. As a result of that review, Messrs. Taylor, Lipkewich and Rozee were awarded the bonuses set out in the table on p. 18 for their performance in 2003.

LONG TERM INCENTIVES

STOCK OPTIONS

         To further align the interests of management with those of the Company's shareholders, stock options are granted to executives and other employees under an option agreement. Pursuant to this agreement, optionees may acquire common shares of the Company at 100% of the fair market value on the date of the grant. The timing and number of options granted to Directors, executives and other employees is determined by the Compensation Committee. Options are normally granted annually and expire up to ten years from the date of the grant. The number and terms of outstanding options are taken into account when determining whether and how many new option grants will be made. When determining individual option grants, the Committee takes into consideration the level of contribution optionees are expected to make to the Company's financial performance, including new exploration discoveries and improvements to the performance of mine and refinery operations. As part of the 2004 stock option grant, a vesting schedule was re-introduced with one third vesting on the first anniversary of the grant, one third on the second anniversary of the grant and one third vesting on the third anniversary of the grant.

         In order to reduce the Company's reliance on stock options for long term incentives, the Board has directed management to prepare deferred share unit and restricted share unit plans. One half of the value of all future stock-based compensation to the senior executive officers will be in the form of share units.

BENEFITS

         Benefits are maintained at a level that is competitive overall with other Canadian mining and metal refining companies.


CHIEF EXECUTIVE OFFICER COMPENSATION

         Mr. Thompson, Deputy Chairman of the Board and Chief Executive Officer, has a current base salary of $1,000,000. Mr. Thompson participates in the Company's bonus and stock option plan, as well as the new share unit plans referred to above. Mr. Thompson's pension arrangements are described in the section of this report entitled "Pension Plan for Executives and Qualified Senior Salaried Employees".

         The Compensation Committee reviews the compensation of the Chief Executive Officer, his performance against specific objectives set out in the Strategic Plan, including the successful implementation of acquisition and divestment plans, exceeding debt reduction targets and the successful integration of the coal operations, and determines whether and to what extent he is entitled to a cash bonus under the bonus plan.

         For 2003, Mr. Thompson's bonus was based on a corporate result of 125% of target, an overall business unit result of 113.5% of target and a personal performance result of 200% of target, for a total bonus of $573,500 or 57.4% of base salary.

         Mr. Thompson's 2003 total compensation covering base salary, cash bonus and stock options compared to CEO compensation in other Canadian mining and metal refining companies falls in the second quartile close to the median of this comparator group.


Presented by the Committee:

         J. B. Aune
         L. I. Barber
         R. J. Wright


                   2001 STOCK OPTION PLAN AMENDMENT RESOLUTION

         To reduce its reliance on stock options as a long-term incentive, and to better align the interests of the Directors and Senior Officers with those of the shareholders, the Board has asked management to prepare a Deferred Share Unit Plan and a Restricted Share Unit Plan for non-executive Directors and Senior Officers (see "Report of the Compensation Committee", p. 22).

         At the 2001 Annual Meeting, shareholders approved the Company's current stock option plan (the "2001 Plan") under which 4,500,000 Class B Subordinate Voting shares were reserved for issuance from time to time upon exercise of share purchase options to be granted under the 2001 Plan. Options to purchase a total of 4,633,848 Class B Subordinate Voting shares were granted under the 2001 Plan, of which 3,634,959 remain outstanding. 242,946 options expired unexercised. The Directors of the Company have authorized, subject to shareholder approval, an amendment to the 2001 Plan. The proposed amendment is to increase the maximum number of Class B Subordinate Voting shares that may be issued from time to time upon the exercise of options granted under the 2001 Plan from 4,500,000 shares to 9,000,000 shares.

         The Company's 2001 Stock Option Plan continues to be instrumental in providing a market-competitive total compensation package for attracting and retaining executives and key employees and linking long-term compensation to the performance of the Class B Subordinate Voting shares.The purpose of the amendment is to ensure that a sufficient number of shares are available for anticipated needs.

         Options to purchase a total of 6,218,559 Class B Subordinate Voting shares are currently outstanding under the Company's 1995 Stock Option Plan, the 2001 Plan and options granted by the Company in 2001 to holders of options to acquire shares of Teck Cominco Metals Ltd. (formerly Cominco Ltd.) on the merger of the Company and Cominco Ltd. as follows:

                    1995 Stock Option Plan             -           939,000
                    2001 Plan                          -         3,634,959
                    Options issued on Merger           -         1,644,600

                    Total                      -                 6,218,559

No further options may be issued under the 1995 Stock Option Plan.

         The additional 4,500,000 Class B Subordinate Voting shares provided for under the proposed amendment represent approximately 2.40% of the aggregate number of outstanding Class A Common shares and Class B Subordinate Voting shares and 2.46% of the number of outstanding Class B Subordinate Voting shares. After giving effect to the amendment, 4,609,098 Class B Subordinate Voting shares will be issuable under the 2001 Plan which together with the 2,583,600 shares issuable under options outstanding under the 1995 Stock Option Plan or granted on the merger represent an aggregate of 7,192,698 Class B Subordinate Voting shares or 3.84% of the aggregate number of outstanding Class A Common shares and Class B Subordinate Voting shares and 3.93% of the number of outstanding Class B Subordinate Voting shares.

         The Board has instituted several controls to ensure that the 2001 Plan is sustainable and that dilution is kept below 5%. The proposed amendments to the 2001 Plan include:

1. the removal of non-executive Directors from the eligibility section of the 2001 Plan;

2. the introduction of a new restriction that will, if approved, limit the annual grants to 1% and the number of shares eligible for exercise at any time to less than 5% of the Class B Subordinate Voting shares outstanding; and

3. the introduction of restrictions on participation by insiders, as further described in the text of the resolution.

         In addition, the Board has adopted a policy that requires future option grants to vest in equal amounts over a 3 year period.

         Under the 2001 Plan, options may be granted to full-time employees of the Company and its affiliates, to consultants who are not insiders and to Directors of the Company or any affiliate. Options may be granted in such amounts as the Option Committee or (in the case of a grant of options to Directors) the Board, as the case may be, considers appropriate having regard to past and anticipated future contributions of the respective optionee to the Company. No person may hold options to purchase more than one-half of one percent of the Class B Subordinate Voting shares outstanding on the date of grant.

         The exercise price for each option will continue to be the closing price for Class B Subordinate Voting shares on the Toronto Stock Exchange (the "TSX") on the trading day next preceding the date of grant. Options will have such maximum term, not exceeding ten years, as the Option Committee or the Board, as the case may be, may determine, and the extent to which options may be exercised from time to time during their term will depend upon the length of service of the respective optionee. Options will terminate immediately upon the termination of the optionee's employment or engagement as a consultant except in the cases of retirement, death or discharge without cause, in which event such options may continue for limited periods of time thereafter.

         The 2001 Plan does not permit the granting of any financial assistance in respect of the purchase of Class B Subordinate Voting shares on exercise of options.

         A copy of the 2001 Plan is available from the Secretary of the Company upon request.

         In order to be effective, the proposed amendment must be confirmed by a majority of the votes cast at the Meeting.

         Unless otherwise instructed, the Management nominees named in the enclosed form of proxy will vote for the 2001 Stock Option Plan amendment resolution, the text of which is as follows:

"BE IT RESOLVED THAT:

1. The 2001 Stock Option Plan of the Company be amended by deleting Section 2 thereof and replacing it with the following:

          " MAXIMUM NUMBER OF OPTIONS AVAILABLE UNDER PLAN  -  A total of 9 million shares be and they are hereby allotted and shall be reserved for issuance from time to time upon exercise of Share Purchase Options ("Options") to be granted pursuant to the Plan."

2. The 2001 Stock Option Plan of the Company be amended by adding the following to paragraph (b) of Section 1:

      "Notwithstanding the foregoing, and without in any way derogating from prior option grants to non-executive Directors, no options shall be granted to non-executive Directors after April 28, 2004."

3. The 2001 Stock Option Plan of the Company be amended by adding the following as Section 2 and renumbering the subsequent sections:

         "Limitations on Grants"

         The issuance of options under the Plan is subject to the following restrictions: the number of options on Class B Subordinate Voting shares granted in any one year may not exceed 1% of the issued and outstanding Class B Subordinate Voting shares and (i) the number of Class B Subordinate Voting shares eligible for exercise in any particular year may not exceed 5% of the issued and outstanding Class B Subordinate Voting shares; (ii) the number of Class B Subordinate Voting shares reserved for issuance under options granted to insiders of the Corporation as defined in the Securities Act (Ontario), ("Insiders") or under options granted to Insiders under any other share compensation arrangement of the Corporation may not exceed 10% of the Outstanding Issue (as defined under the rules of the TSX , generally being the number of Class B Subordinate Voting shares outstanding, less the number of Class B Subordinate Voting shares issued in the prior 12 months pursuant to share compensation arrangements); (iii) Insiders may not, within a 12 month period, be issued a number of Class B Subordinate Voting shares under the 2001 Stock Option Plan and/or under any other share compensation arrangement of the Corporation exceeding 10% of the Outstanding Issue; (iv) any one Insider and that Insider's associates may not, within a 12 month period, be issued a number of Class B Subordinate Voting Shares under the 2001 Stock Option Plan and/or under any other share compensation arrangement of the Corporation exceeding 5% of the Outstanding Issue; and (v) the number of Class B Subordinate Voting Shares reserved for issuance under options granted under the 2001 Stock Option Plan and/or under any other share compensation arrangement to any one person may not exceed 5% of the Outstanding Issue.

4. Any Director or Officer of the Corporation is hereby authorized, for and on behalf of and in the name of the Corporation, to do all such acts and things and to execute (whether under the corporate seal of the Corporation or otherwise) and deliver and file all such agreements, documents and other writings as are necessary or desirable to carry out and give effect to the intent and purpose of this resolution".

                             SHARE PERFORMANCE GRAPH

         The following graph illustrates the Company's five-year (to December 31, 2003) cumulative total shareholder return (assuming reinvestment of dividends on each dividend payment date) on a $100 investment on January 1, 1998 in Class A Common shares and Class B Subordinate Voting shares compared to the return on a comparable investment on the Diversified Metals & Mining Index (Sub Industry), the S&P TSX Composite Index and the Materials Index (Sector).


                TECK COMINCO LIMITED COMPARISON OF 5 YEAR TOTAL
                          COMMON SHAREHOLDERS' RETURN

                               [GRAPHIC OMITTED]
                                  [LINE CHART]

FOR THE FINANCIAL YEARS                     1998    1999   2000    2001    2002   2003
TECK CLASS A COMMON SHARES                   100     132    131     141     149    280
TECK CLASS B SUBORDINATE VOTING SHARES       100     123    131     119     110    211
DIVERSIFIED METALS & MINING INDEX            100     148    127     139     152    267
S&P/TSX COMPOSITE INDEX                      100     132    141     124     108    137
MATERIALS INDEX                              100     114    106     117     126    160

                SHAREHOLDER PROPOSALS FOR THE 2005 ANNUAL MEETING

         In order to be included in proxy material for the 2005 Annual Meeting of Shareholders shareholder proposals must be received by the Company at its offices at 200 Burrard Street, Vancouver, British Columbia, V6C 3L9, Attention:
Corporate Secretary, no later than December 3, 2004.

                            AVAILABILITY OF DOCUMENTS

         Copies of the following documents are available without charge to shareholders upon written request to the Corporate Secretary of the Company at 200 Burrard Street, Vancouver, British Columbia, V6C 3L9.

(i) the 2003 Annual Report to Shareholders containing the consolidated financial statements for the year ended December 31, 2003, together with the accompanying report of the auditor;

(ii)     this Management Information Circular; and

(iii)    the Company's most recent Annual Information Form.



                          BOARD OF DIRECTORS' APPROVAL

         The contents and sending of this Management Proxy Circular have been approved by the Board of Directors of the Company.

         DATED this  12th  day of March, 2004

                                                   By Order of the Board

                                                   /s/ Karen L. Dunfee
                                                   ----------------------------
                                                   Karen L. Dunfee
                                                   Corporate Secretary

                              TECK COMINCO LIMITED

                          PROXY - CLASS A COMMON SHARES
                       ANNUAL GENERAL AND SPECIAL MEETING
                                 APRIL 28, 2004

            THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY

         The undersigned shareholder of TECK COMINCO LIMITED (the "Company") hereby appoints Norman B. Keevil, Chairman of the Board of the Company, or failing him, Robert J. Wright, Deputy Chairman of the Board of the Company or failing him, David A. Thompson, Deputy Chairman and Chief Executive Officer, OR ALTERNATIVELY ________________ as proxyholder of the undersigned to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual Meeting of Shareholders of the Company (the "Meeting") to be held on April 28, 2004 and any adjournment thereof. The undersigned hereby acknowledges receipt of Notice of the Meeting and the accompanying Management Proxy Circular. The undersigned hereby ratifies and confirms and agrees to ratify and confirm all that the proxyholder may lawfully do by virtue hereof and hereby revokes any proxy previously given.

         Without limiting the general authorization and power hereby given, the proxyholder appointed above is hereby authorized to represent and vote, as specified below, all the shares represented by this proxy:


1. To elect as Directors all nominees named in the accompanying Management Proxy Circular.

                  FOR ____________         WITHHOLD VOTE _________

2.       To appoint PricewaterhouseCoopers as Auditors.

                  FOR ____________         WITHHOLD VOTE _________

3.       To authorize the Directors to fix the remuneration of the Auditors.

                  FOR ____________         WITHHOLD VOTE _________

4.       To approve the Amendment to the 2001 Stock Option Plan.

                  FOR ____________         WITHHOLD VOTE _________


         IF THE PROXYHOLDER APPOINTED ABOVE IS THE NOMINEE OF MANAGEMENT OF THE COMPANY AND IF THE SHAREHOLDER MAKES NO CHOICE AS ABOVE PROVIDED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR THE MATTERS REFERRED TO IN EACH OF THE ITEMS.

         THE PROXYHOLDER APPOINTED ABOVE HAS THE AUTHORITY TO VOTE THE SHARES REPRESENTED BY THIS PROXY IN HIS DISCRETION IN RESPECT OF AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

         A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND, VOTE FOR AND ACT ON BEHALF OF THE SHAREHOLDER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE.

         DATED this _______________ day of ______________________ , 2004.


__________________________________        ______________________________________
       Signature of Shareholder               (Number of Shares Represented)

                                                                (SEE NOTES OVER)

         This proxy should be dated and signed by the shareholder or the authorized attorney of the shareholder, such authorization (or a notarial copy thereof) to accompany the proxy. Please sign exactly as your name appears on your share certificate. If undated, this proxy will be deemed to bear the date on which it was mailed by management to the shareholder. If the shareholder is a corporation, either its corporate seal must be affixed or the proxy should be signed by a duly authorized officer or attorney of the corporation, such authorization (or a notarial copy thereof) to accompany the proxy. Executors, administrators, trustees, and the like should so indicate when signing on behalf of a shareholder. Where shares are held jointly, each owner must sign.

         By resolution of the Directors, proxies to be used at the Meeting must be deposited with the Company's Registrar and Transfer Agent, CIBC Mellon Trust Company, 1600 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1 at least 48 hours before the date of the Meeting. The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the date of the Meeting.



IMPORTANT NOTICE - Do you wish to receive quarterly reports? If so, please check the box below and return this form in the envelope provided, even if you choose not to sign this proxy. If you do not check the box, we will assume that you do not wish to receive quarterly reports; however you will continue to receive annual reports and associated proxy material.

IF YOU WISH TO RECEIVE TECK COMINCO LIMITED QUARTERLY REPORTS PLEASE CHECK HERE

                                                                             [_]



     Your name and
   address are shown
    as registered -
   please notify CIBC
      Mellon Trust
     Company of any
     change in your
        address.

                              TECK COMINCO LIMITED

                    PROXY - CLASS B SUBORDINATE VOTING SHARES
                       ANNUAL AND SPECIAL GENERAL MEETING
                                 APRIL 28, 2004

            THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY

         The undersigned shareholder of TECK COMINCO LIMITED (the "Company") hereby appoints Norman B. Keevil, Chairman of the Board of the Company, or failing him, Robert J. Wright, Deputy Chairman of the Board of the Company or failing him, David A. Thompson, Deputy Chairman and Chief Executive Officer, OR ALTERNATIVELY ________________ as proxyholder of the undersigned to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual Meeting of Shareholders of the Company (the "Meeting") to be held on April 28, 2004 and any adjournment thereof. The undersigned hereby acknowledges receipt of Notice of the Meeting and the accompanying Management Proxy Circular. The undersigned hereby ratifies and confirms and agrees to ratify and confirm all that the proxyholder may lawfully do by virtue hereof and hereby revokes any proxy previously given.

         Without limiting the general authorization and power hereby given, the proxyholder appointed above is hereby authorized to represent and vote, as specified below, all the shares represented by this proxy:


1. To elect as Directors all nominees named in the accompanying Management Proxy Circular.

                  FOR ____________         WITHHOLD VOTE _________

2.       To appoint PricewaterhouseCoopers as Auditors.

                  FOR ____________         WITHHOLD VOTE _________

3.       To authorize the Directors to fix the remuneration of the Auditors.

                  FOR ____________         WITHHOLD VOTE _________

4.       To approve the Amendment to the 2001 Stock Option Plan.

                  FOR ____________         WITHHOLD VOTE _________



         IF THE PROXYHOLDER APPOINTED ABOVE IS THE NOMINEE OF MANAGEMENT OF THE COMPANY AND IF THE SHAREHOLDER MAKES NO CHOICE AS ABOVE PROVIDED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR THE MATTERS REFERRED TO IN EACH OF THE ITEMS.

         THE PROXYHOLDER APPOINTED ABOVE HAS THE AUTHORITY TO VOTE THE SHARES REPRESENTED BY THIS PROXY IN HIS DISCRETION IN RESPECT OF AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

         A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND, VOTE FOR AND ACT ON BEHALF OF THE SHAREHOLDER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE.

         DATED this _______________ day of ______________________ , 2004.


__________________________________        ______________________________________
       Signature of Shareholder               (Number of Shares Represented)

                                                                (SEE NOTES OVER)

         This proxy should be dated and signed by the shareholder or the authorized attorney of the shareholder, such authorization (or a notarial copy thereof) to accompany the proxy. Please sign exactly as your name appears on your share certificate. If undated, this proxy will be deemed to bear the date on which it was mailed by management to the shareholder. If the shareholder is a corporation, either its corporate seal must be affixed or the proxy should be signed by a duly authorized officer or attorney of the corporation, such authorization (or a notarial copy thereof) to accompany the proxy. Executors, administrators, trustees, and the like should so indicate when signing on behalf of a shareholder. Where shares are held jointly, each owner must sign.

         By resolution of the Directors, proxies to be used at the Meeting must be deposited with the Company's Registrar and Transfer Agent, CIBC Mellon Trust Company, 1600 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1 at least 48 hours before the date of the Meeting. The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the date of the Meeting.



IMPORTANT NOTICE - Do you wish to receive quarterly reports? If so, please check the box below and return this form in the envelope provided, even if you choose not to sign this proxy. If you do not check the box, we will assume that you do not wish to receive quarterly reports; however you will continue to receive annual reports and associated proxy material.

IF YOU WISH TO RECEIVE TECK COMINCO LIMITED QUARTERLY REPORTS PLEASE CHECK HERE

                                                                             [_]



     Your name and
   address are shown
    as registered -
   please notify CIBC
      Mellon Trust
     Company of any
     change in your
        address.

                              TECK COMINCO LIMITED


TO NON REGISTERED HOLDERS (BENEFICIAL HOLDERS)


In accordance with National Instrument 54-101 - Shareholder Communication, beneficial shareholders may elect annually to have their names added to an issuer's supplemental mailing list in order to receive interim financial statements. If you are interested in receiving such statements, please complete and return the form below to CIBC MELLON TRUST COMPANY, SUITE 1600-1066 W. HASTINGS STREET, VANCOUVER, B.C. V6E 3X1.

NAME OF CORPORATION: (if applicable)___________________________________________

NAME:         ______________________________________________

ADDRESS:      ______________________________________________
                                                                  POSTAL CODE
              _________________________________________________________________


(I certify that I am a beneficial shareholder) SIGNATURE: _____________________


.................................................................................


                              TECK COMINCO LIMITED


           TO REGISTERED & NON REGISTERED HOLDERS (BENEFICIAL HOLDERS)

In accordance with National Policy Statement 11-201 - Delivery of documents by Electronic Means, shareholders may elect to have certain documents of Teck Cominco Limited delivered by electronic means using the Internet. If you are interested in receiving such documents by electronic means please complete and return the form below to CIBC MELLON TRUST COMPANY, SUITE 1600 - 1066 W. HASTINGS STREET, VANCOUVER, B.C. V6E 3X1.

NAME OF CORPORATION: (if applicable)___________________________________________

NAME:         ______________________________________________

ADDRESS:      ______________________________________________
                                                                  POSTAL CODE
              _________________________________________________________________

EMAIL ADDRESS: _____________________________________________


I certify that I am a registered/non-registered (CIRCLE ONE) shareholder of Teck Cominco Limited.

                                            Signature:__________________________
                                            Date:     __________________________

                              TECK COMINCO LIMITED


TO NON REGISTERED (BENEFICIAL HOLDERS)

Dear Shareholder:

It is our goal to provide investors with access to shareholder communications as efficiently & effectively as possible. A number of our shareholders have expressed an interest in the convenience of electronic access. As such, we are pleased to announce the launch of this new document delivery approach.

INTRODUCING ELECTRONIC ACCESS TO SHAREHOLDER COMMUNICATIONS

This initiative will give shareholders the ability to electronically access the following important company documents easily and quickly:

o        Teck Cominco Limited Annual Report including financial statements
o        Notice of shareholder meetings
o        Information Circular and proxy related materials

This initiative is meant to increase convenience for you, provide benefits to our environment, and reduce costs. However, this new approach may not be accessible or suitable for everyone. For those shareholders who do not wish to avail themselves of electronic access, paper copies will continue to be provided.

HOW TO ENROLL FOR ELECTRONIC DELIVERY OF DOCUMENTS

If you prefer the electronic option, you must have an electronic mail (e-mail) account and access to the Internet. TO TAKE ADVANTAGE OF ELECTRONIC DELIVERY, PLEASE GO TO WWW.INVESTORDELIVERYCANADA.COM AND FOLLOW THE INSTRUCTIONS FOR ENROLLMENT. Please use the 12 character Control Number displayed on the enclosed Voting Instruction Form. If you hold Teck Cominco Limited shares in multiple accounts, you will receive meeting packages and a corresponding Control Number for each account. You must register for each account. Each account will be coded for electronic delivery of documents and you will be notified when companies held in your accounts make them available on-line. An e-mail confirmation of your election(s) for this option will be sent to your e-mail address.

ELECTRONIC VOTING

You may also vote your shares through the Internet. You will receive an e-mail notification on how to access Teck Cominco Limited documents when they become available, as well as a Control Number to enable you to vote your shares through the WWW.PROXYVOTECANADA.COM Internet website. The control number is also displayed on the Voting Instruction Form if you received paper copies of documents.

Your enrollment for this option will remain in effect until you cancel it. You may cancel your enrollment at any time by accessing the WWW.INVESTORDELIVERYCANADA.COM website. Please record your Enrollment Number and PIN (personal identification number) in a secure place for future reference.